February 25, 2011

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Ryanair Holdings, plc
Annual Report on Form 20-F for the year ended March 31, 2010
Filed July 20, 2010
File No. 00-29304

Dear Ms. Shenk:

Ryanair Holdings, plc (‘Ryanair’ or ‘the Company’) refers to the Staff's comment letter dated February 18, 2011, on the above referenced annual report on Form 20-F for the year ended March 31, 2010.

Set forth below are the responses of the Company to the Staff’s comments.  For your convenience, your comment is repeated below prior to the Company’s response.

Form 20-F for the fiscal year ended March 31, 2010

Results of Operations
Maintenance, Materials and Repairs, page 45

1
We note your response to our prior comment two.  You state the remainder of the increase in maintenance expense in 2010 was attributed in part to costs associated with the increased number of hours flown.  Please tell us whether this resulted from obligations under power by the hour maintenance contracts, maintenance reserve obligations with lessors, or otherwise.  If you have power by the hour maintenance contracts or maintenance reserve obligations, please describe your accounting to the extent material to your maintenance expenses.

Response:

In response to the Staff’s comment, we confirm supplementally that of the €8.8 million increase in maintenance expense in fiscal 2010, which was attributable in part to costs associated with the increased number of hours flown, approximately €2.7 million resulted from obligations under power by the hour maintenance contracts.  The remainder of the increase, approximately €6.1 million, is attributable to ongoing line maintenance costs, consisting of routine daily and weekly scheduled maintenance inspections and checks, and diagnostics and routine repairs.

Maintenance costs incurred under our power by the hour maintenance contracts and in respect of other routine line maintenance checks are expensed in the period incurred.

Maintenance expense, attributable to our power by the hour maintenance contracts, is recognized by reference to the usage of the aircraft (flight cycles operated in the period) multiplied by fixed rates per engine flight cycle, as specified in the contract.  Under the terms of our power by the hour maintenance contracts, we pay the service provider a fixed rate per engine flight cycle in exchange for the provision of specified maintenance activities. The level of service effort provided under the contract varies over time, in line with the level of aircraft usage.  Accordingly, the increase in flight cycles and hours, and the growth of our fleet and base network, resulted in a higher level of routine maintenance costs incurred in fiscal 2010 compared to fiscal 2009, in respect of both power by the hour type maintenance and other routine line maintenance checks.

Costs associated with maintenance reserve obligations with lessors do not form part of the €8.8 million increase in routine line maintenance expense in 2010, as referred to above.  For the avoidance of doubt, of the total increase in maintenance costs in absolute terms of €19.2 million in fiscal 2010, approximately €10.4 million was attributable to the cost of maintenance reserve obligations with lessors.  In respect of aircraft held under operating lease, the Company has a contractual obligation to maintain the condition of its aircraft under the terms of operating lease agreements.  In order to fulfil such lease conditions, maintenance in the form of major airframe overhaul, engine maintenance checks and restitution of major life-limited parts, is required to be performed during the period of the lease and upon return of the lease to the lessor.  The estimated airframe and engine maintenance costs and the costs associated with restitution of major life-limited parts, are accrued and charged to profit or loss over the lease term for this contractual obligation.

We respectfully note that the Company’s accounting for maintenance for aircraft and related components held under operating lease was the subject of previous correspondence with the Staff.  Please refer to our response, dated February 9, 2011, to the Staff’s previous comment four of its letter, dated January 26, 2011, in respect of its review of the Company’s Form 20-F for the year ended March 31, 2010; together with our previous correspondence with the Staff arising from its review of the Company’s Form 20-F for the year ended March 31, 2009, during the period from March to July, 2010.

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In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss with you any further questions the Staff may have or provide any additional information the Staff may need.

Yours sincerely,

Howard Millar
Chief Financial Officer

Copy: Ms. Theresa Messinese